July 31, 2013

Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549-7010

Re:                             Envision Healthcare Holdings, Inc.

Registration Statement on Form S-1
Filed June 13, 2013
File No. 333-189292

Dear Mr. Riedler:

This letter sets forth the responses of Envision Healthcare Holdings, Inc. (the “Registrant”) to the comments contained in your letter, dated July 29, 2013, relating to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1, File No. 333-189292, filed on July 25, 2013 (the “Registration Statement”).  The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  Enclosed with the paper copy of this letter are five copies of a blacklined version of Amendment No. 3, marked to show changes from the Registration Statement filed on July 25, 2013.

Jeffrey P. Riedler	2	July 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Common Stock Valuation, page 65

1.                                      Please refer to comment 10 from our letter dated July 10, 2013 on the Form S-1.  It is unclear how you have sufficiently addressed the quantitative or qualitative components in our initial comment regarding the discussion of each significant factor contributing to the difference between each valuation and the estimated IPO price considering the 208% increase in the fair value from the April 1, 2013 price to the midpoint of your price range.  Please revise your proposed disclosure to provide this information from the April 1, 2013 grant date to the estimated IPO price.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 64 to 66 of Amendment No. 3.

Underwriting, page 195

2.                                      Please clarify if the lock-up restrictions will apply to shares purchased in the directed share program by a party to a company lock-up agreement.

The restrictions under the lock-up agreements will apply to shares of common stock purchased by an executive officer or director in the directed share program.  The Registrant has expanded the disclosure on page 195 of Amendment No. 3 to include the preceding sentence.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375.

Regards,
/s/ Peter J. Loughran
Peter J. Loughran

cc:                                Matthew Jones

John Krug

Scott Wuenschell

Joel Parker

Securities and Exchange Commission

Craig A. Wilson, Esq.

Envision Healthcare Holdings, Inc.

Enclosures